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Wesley Wierson

 LEAH Laboratories

Genome Hacker

Rochester, Minnesota Area · 406 connections · **Contact info**

Activity

405 followers

As if we needed more confirmation that our company, LEAH Labs www.leahlabs.com, is "making something people want", Wired recently ran this cool article explaining how...

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28 Likes • 1 Comment

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Experience


CEO and Co-Founder
LEAH Laboratories
Dec 2018 – Present · 9 mos
Rochester, MN

LEAH Labs uses genome engineering to develop cell therapies for canine cancer

www.leahlabs.com


Consultant
Lifengine Technologies
Aug 2018 – Present · 1 yr 1 mo
Rochester, Minnesota


Doctor of Philosophy
Iowa State University
Jan 2014 – Dec 2018 · 5 yrs
Ames, Iowa

My thesis work centered on using the model organism zebrafish as an in vivo vertebrate bioreactor to develop technologies that enhance designer nuclease based genome writing.

In particular, my work focused on developing technologies that bias DNA repair to... See more

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Plant Transformation/Molecular Biology Intern
DuPont Pioneer
May 2013 – Jan 2014 · 9 mos
Johnston, Iowa

Undergraduate Research Assistant
Iowa State University
Aug 2011 – May 2013 · 1 yr 10 mos
Iowa State University

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Education

Iowa State University
Doctor of Philosophy, Molecular, Cellular, and Developmental Biology
2014 – 2019

Y Combinator
LEAH Laboratories, W19
2019

Iowa State University
Bachelor of Science, Microbiology
2010 – 2013

Skills & Endorsements

DNA · 11

    Endorsed by **4 of Wesley's colleagues at Iowa State University**

Genome editing · 4

Antony Chapman and 3 connections have given endorsements for this skill

CRISPR/Cas9 · 4

Antony Chapman and 3 connections have given endorsements for this skill

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